Mail Stop 0407
      							May 5, 2005

Via U.S. Mail and Fax (714-288-2045)
Mr. Manu Ohri
Executive Vice-President of Finance and Chief Financial Officer
Elephant Talk Communications, Inc.
438 East Katella Avenue, Suite 217
Orange, CA 92867

	RE:	Elephant Talk Communications, Inc.
      Form 10-K for the fiscal year ended December 31, 2004
		Filed April 1, 2005
		File No. 0-30061

Dear Mr. Ohri:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Annual Report on Form 10-KSB for the period ended December 31,
2004

Item 8a.  Controls and Procedures, page 29

1. In your response letter, please confirm, if true, that your CEO and CFO concluded that the disclosure controls and procedures were effective in ensuring that information required to be disclosed in your Exchange Act filings is accumulated and communicated to management, including your CEO and CFO (or persons performing similar functions), to allow timely decisions regarding required disclosure.
Also, please include such conclusions in your future periodic reports. See Rule 13a-15(e).

2. We note that your CEO`s and CFO`s conclusions regarding the effectiveness of the disclosure controls and procedures were as of a date "within 90 days of the date of this report". Please note that
Item 307 of Regulation S-K now requires the conclusions to be as of the end of the period covered by the filing. Refer to Release No. 33-8238 for additional guidance. In your response letter, please confirm that their evaluation was as of the end of the period being reported. Also, please include such conclusions in your future periodic reports.

3. Please note that Item 308(c) of Regulation S-K provides the current requirements for the disclosure of any changes in your internal controls over financial reporting. See Release No. 33-8238.
For example, Item 308(c) requires disclosure of any changes, not just
"significant changes" in internal controls over financial reporting.
Item 308(c) also requires the disclosure to be as of the end of the period covered by the filing, not "subsequent to the date of [the CEO`s and CFO`s] evaluation." In your response letter, please confirm that there were no changes in the company`s internal control over financial reporting, that occurred during the fiscal year that has materially affected, or is reasonably likely to materially affect, the company`s internal control over financial reporting. Please also do so in your future periodic reports.

Consolidated Statements of Operations and Comprehensive Loss, page
F-
5

4. Tell us the nature of the provision for uncollectible stock subscriptions, for which the Company recorded $410,781 in expense in fiscal 2004.

5. Tell us if the Company recorded bad debt expense in the current year. If so, provide the dollar amount and the line item in the Consolidated Statements of Operations and Comprehensive Loss where the expense was recorded.


Consolidated Statements of Changes in Stockholders` Deficiency, page
F-6

6. Explain to us why the Company eliminated $553,187 in Other
Comprehensive Loss in connection with the receipt of Company shares as part of the settlement with The Hartcourt Companies, Inc.

Consolidated Statements of Cash Flows, page F-7

7. Tell us the nature of the provision for doubtful accounts recorded on the 2004 and 2003 Statements of Cash Flows.

Note 1: Summary of Significant Accounting Policies and
Organization,
Revenue Recognition, page F-8

8. With a view towards future footnote disclosure, provide to us the revenue recognition policy for each distinct type of revenues of the
Company. In addition, describe the nature of the revenues deferred by the Company.

Note 6: Due from Related Parties, page F-16

9. Tell us if the Company recorded the debt associated with the guarantees disclosed in Note 6.

Note 11: Commitments and Contingencies, Guarantees, page F-22

10. We note the installment loans of $628,566 recorded on the Company`s balance sheet as `notes payable`. Tell us the corresponding debit entries the Company recorded in connection with these loans.

Note 16: Subsequent Events, page F-24

11. Based upon the consideration paid for the acquisition, it appears that in accordance with Item 310 (c) and (d) of Regulation S-B, you are required to file the financial statements of Urumqui General Systems and pro-forma financial statements giving effect to the acquisition on Form 8-K. Please revise or advise showing supporting calculations.



*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Dave Walz, Staff Accountant, at (202) 551-
3358
or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-
3835
if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director



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Mr. Manu Ohri
Elephant Talk Communications, Inc.
May 5, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE